Exhibit 99.3

Agenda for the extraordinary general meeting of shareholders (the General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Thursday, May 25, 2023, at 4:00 p.m. CEST (10:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Upon registration in accordance with the procedure as set out in the convocation notice, the General Meeting can also be followed via an audio link, which will be available at https://www.cstproxy.com/lilium/2023.

The Board of Directors of Lilium (the Board) recommends that shareholders vote FOR each of the voting items.

Agenda

1.	Opening

Capital reduction and amendment of the articles of association

2.	Reduction of share capital by reducing the nominal value of each Share A, each Share B, and each Share C and amendment of the articles of association of Lilium (voting item)

Issuance of shares

3.	Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 30% of the issued capital at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

4.	The authorization, for the purpose of Nasdaq Listing Rule 5635(b), to issue Shares A that would result in a beneficial ownership of Shares A in excess of 19.99% of the Company’s ordinary shares outstanding, upon the potential future exercise of certain outstanding warrants by Tencent Holdings Limited and its affiliates, including Aceville Pte. Limited, and upon the potential future exercise of such outstanding warrants by any future registered holder of such warrants (voting item)

Other

5.	Any other business (discussion item)

6.	Closing

Please note that this is an extraordinary general meeting. The Company will convene an annual general meeting for the approval of 2022 annual accounts following the completion of the audit.

Explanatory notes to the agenda

Item 2: Reduction of share capital by reducing the nominal value of each Share A, each Share B and each Share C and amendment of the articles of association of Lilium (voting item)

In order to have a more flexible capital structure, it is proposed to reduce the nominal value of (i) each Share A from €0.12 to €0.01, (ii) each Share B from €0.36 to €0.03 and (iii) each Share C from €0.24 to €0.02.

The difference between the current nominal value per issued share and the proposed reduced nominal value per issued share will be added to the distributable reserves of the Company.

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Under Dutch law, the number of votes is equal to the nominal value of each share. As a consequence of and following the reduction of the nominal value per share, each Share A shall confer the right to cast 1 vote, each Share B shall confer the right to cast 3 votes and each Share C shall confer the right to cast 2 votes. However, the proportional voting rights of each shareholder are not affected by this proposal as, currently, each Share A has the right to cast 12 votes, each Share B has the right to cast 36 votes and each Share C has the right to vote 24 votes (i.e., the number of voting rights will be decreased on a pro rata basis as the number of votes on all classes of shares are divided by 12).

The reduction of issued share capital will be effected with due observance of the relevant provisions of Dutch law. This includes the requirement to file the shareholders' resolution with the Dutch Commercial Register. During a period of two months starting on the date of the announcement of this filing, any creditor of Lilium may file objections to the contemplated capital reduction with the court of Amsterdam.

For this purpose, this agenda item also proposes to amend the articles of association of Lilium and to grant a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed. For the literal text of the proposed amendment, reference is made to the double-column text with explanatory notes per article.

Given the fact that the nominal value of each Share A, each Share B and each Share C is reduced, the resolution to amend the articles of association of Lilium requires the prior approval of the meeting of Shares A (which approval can only be granted by a majority of the votes cast in a meeting in which at least 50% of the issued and outstanding Shares A is present of represented). For the purposes of this agenda item, the Shares A (and the votes on the Shares A) will be considered as a separate meeting of holders of Shares A. This agenda item 2 can only be adopted if the prior approval of the meeting of holders of Shares A has been granted in accordance with the preceding sentences.

The amendment of the articles of association of the Company and the capital reduction will be effected only after the two months objections period and subject to the condition that no objections have been received during that period or, in the event one or more creditors have opposed the capital reduction, after the opposition has been lifted.

Item 3: Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 30% of the issued capital at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue shares A in the share capital of the Company and grant rights to subscribe for Shares A in the share capital of the Company at any time during a period of 36 months from the date of the General Meeting up to a maximum of 30% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of the General Meeting and (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

For the avoidance of doubt, this designation is in addition to the existing designations of the Board to issue shares (to the extent still available) as resolved by the Company’s general meetings of shareholders held on October 27, 2022 and on December 21, 2022.

Item 4: The authorization, for the purpose of Nasdaq Listing Rule 5635(b), to issue Shares A that would result in a beneficial ownership of Shares A in excess of 19.99% of the Company’s ordinary shares outstanding, upon the potential future exercise of certain outstanding warrants by Tencent Holdings Limited and its affiliates, including Aceville Pte. Limited, and upon the potential future exercise of such outstanding warrants by any future registered holder of such warrants (voting item)

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This agenda item proposes to authorize, for the purpose of Nasdaq Listing Rule 5635(b), issuances of Shares A that would result in a beneficial ownership of Shares A in excess of 19.99% of the Company’s ordinary shares outstanding, upon the potential future exercise of certain outstanding warrants by Tencent Holdings Limited and its affiliates, including Aceville Pte. Limited (the Investor), and upon the potential future exercise of such outstanding warrants by any future registered holder of such warrants.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer (which may be deemed to occur if after a transaction a single investor or affiliated investor group acquires, or has the right to acquire, at least 20% or more of the outstanding shares of common stock (or securities convertible into or exercisable for common stock) or voting power and such ownership or voting power would be the largest ownership position of the issuer).

On May 1, 2023, in connection with a private placement, Lilium entered into a securities purchase agreement (the Purchase Agreement) with Aceville Pte. Limited, an affiliate of Tencent Holdings Limited, for the issuance and pre-funding of 184,210,526 warrants (the Warrants) to purchase Shares A for $1.00 per share. Aceville Pte. Limited has committed to pre-fund the Warrants with $100,000,000 of cash to be funded at the closing of the Warrants issuance and $75,000,000 to be funded contingent on the Company raising $75,000,000 of equity, debt or grants from certain third parties. Pursuant to the Purchase Agreement, 130,000,000 Warrants will become exercisable on and following the closing of the Warrants issuance and the remaining 54,210,526 Warrants will become exercisable following the receipt of the shareholder approval of the voting items that are being proposed at this General Meeting.

An aggregate of 184,210,526 Shares A is issuable by the Company upon exercise of the Warrants. The Investor or one or more future registered holders of the Warrants could exercise Warrants such that it will be deemed to beneficially own in excess of 19.99% of 582,676,456 outstanding ordinary shares of the Company, which include 559,563,391 Shares A and 23,113,065 Shares B, assuming there has been no change to the number of Company’s ordinary shares outstanding as of immediately following the closing of the Warrants issuance after giving effect to the exercise of the Warrants in full.

For example, as of May 1, 2023, the Investor beneficially owns 93,504,306 Shares A. If the Investor exercises the Warrants in full and the Company issues 184,210,526 Shares A solely to the Investor, the Investor will be deemed to beneficially own approximately 47.70% of 582,676,456 outstanding ordinary shares of the Company.

While the Company believes that having the ability to issue Shares A upon exercise of the Warrants offers benefits to the Company and its shareholders, the exercise of the Warrants and resulting issuance of Shares A may cause dilution to the equity interests of the shareholders at the time of any such issuance and would decrease the Company’s ability to utilize Shares A in connection with other transactions.

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